Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS OF CUBESMART

CubeSmart

Computation of Ratio of Earnings to Combined

Charges and Preference Dividends

(dollars in thousands)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Earnings before fixed charges:
Add:
(Loss) income from continuing operations	$(25,370)	$(17,443)	$(13,400)	$(13,276)	$10,409
Fixed charges - per below	47,831	44,539	46,626	44,329	44,109
Less:
Capitalized interest	(73)	(132)	(82)	(185)	(851)

Earnings before fixed charges	22,388	26,964	33,144	30,868	53,667

Fixed charges:
Interest expense (including amortization of premiums and discounts related to indebtedness) *	47,608	44,257	46,394	43,994	43,108
Early extinguishment of debt	—	—	—	—	—
Capitalized interest	73	132	82	185	851
Estimate of interest within rental expense	150	150	150	150	150

Total Fixed Charges	47,831	44,539	46,626	44,329	44,109

Income allocated to preferred shareholders	—	—	1,218	6,008	6,008
Total combined fixed charges and preferred distributions	47,831	44,539	47,844	50,337	50,117

Ratio of earnings to fixed charges and preferred dividends (a)	0.47	0.61	0.69	0.61	1.07

*  Includes amounts reported in discontinued operations

(a)  In fiscal 2009, 2010, 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  CubeSmart must generate additional earnings of $25.4 million, $17.6 million, $14.7 million and $19.5 million to achieve a coverage ratio of 1:1 in fiscal 2009, 2010, 2011 and 2012, respectively.